Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

October 5, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 29, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Spark I Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant

Class A ordinary shares, par value $.00001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi